UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G*

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DRAFTKINGS INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

26142R104
(CUSIP Number)

April 23, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26142R104

1	NAMES OF REPORTING PERSONS
The Walt Disney Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
18,718,527(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
18,718,527(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,718,527(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

______________________
(1)  Represents (i) 18,433,689 shares of Class A Common Stock held by the Reporting Persons, (ii) 171,860 shares of Class A Common Stock issuable to the Reporting Persons upon the achievement of certain earnout conditions set forth in the Business Combination Agreement, dated as of December 22, 2019 (as amended on April 7, 2020), by and among the Issuer (formerly known as Diamond Eagle Acquisition Corp.), DraftKings, Inc. (“Old DraftKings”) and the other parties thereto (the “Business Combination Agreement”) and (iii) 112,978 shares of Class A Common Stock issuable on the conversion of warrants held by the Reporting Persons.

(2) As of April 27, 2020 based on 312,451,027 shares of Class A Common Stock of the Issuer that were outstanding following the consummation of the transactions contemplated by the Business Combination Agreement, including the merger of DEAC Merger Sub Inc., a wholly-owned subsidiary of the Issuer, and Old DraftKings. The amount of shares outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger.

CUSIP No. 26142R104

1	NAMES OF REPORTING PERSONS
TWDC Enterprises 18 Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
18,718,527(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
18,718,527(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,718,527(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

______________________
(1)  Represents (i) 18,433,689 shares of Class A Common Stock held by the Reporting Persons, (ii) 171,860 shares of Class A Common Stock issuable to the Reporting Persons upon the achievement of certain earnout conditions set forth in the Business Combination Agreement, dated as of December 22, 2019 (as amended on April 7, 2020), by and among the Issuer (formerly known as Diamond Eagle Acquisition Corp.), DraftKings, Inc. (“Old DraftKings”) and the other parties thereto (the “Business Combination Agreement”) and (iii) 112,978 shares of Class A Common Stock issuable on the conversion of warrants held by the Reporting Persons.

(2)  As of April 27, 2020 based on 312,451,027 shares of Class A Common Stock of the Issuer that were outstanding following the consummation of the transactions contemplated by the Business Combination Agreement, including the merger of DEAC Merger Sub Inc., a wholly-owned subsidiary of the Issuer, and Old DraftKings. The amount of shares outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger.

CUSIP No. 26142R104

1	NAMES OF REPORTING PERSONS
Disney Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
18,718,527(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
18,718,527(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,718,527(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

______________________
(1)  Represents (i) 18,433,689 shares of Class A Common Stock held by the Reporting Persons, (ii) 171,860 shares of Class A Common Stock issuable to the Reporting Persons upon the achievement of certain earnout conditions set forth in the Business Combination Agreement, dated as of December 22, 2019 (as amended on April 7, 2020), by and among the Issuer (formerly known as Diamond Eagle Acquisition Corp.), DraftKings, Inc. (“Old DraftKings”) and the other parties thereto (the “Business Combination Agreement”) and (iii) 112,978 shares of Class A Common Stock issuable on the conversion of warrants held by the Reporting Persons.

(2) As of April 27, 2020 based on 312,451,027 shares of Class A Common Stock of the Issuer that were outstanding following the consummation of the transactions contemplated by the Business Combination Agreement, including the merger of DEAC Merger Sub Inc., a wholly-owned subsidiary of the Issuer, and Old DraftKings. The amount of shares outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger.

CUSIP No. 26142R104

1	NAMES OF REPORTING PERSONS
TFCF Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
18,718,527(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
18,718,527(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,718,527(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

______________________
(1)  Represents (i) 18,433,689 shares of Class A Common Stock held by the Reporting Persons, (ii) 171,860 shares of Class A Common Stock issuable to the Reporting Persons upon the achievement of certain earnout conditions set forth in the Business Combination Agreement, dated as of December 22, 2019 (as amended on April 7, 2020), by and among the Issuer (formerly known as Diamond Eagle Acquisition Corp.), DraftKings, Inc. (“Old DraftKings”) and the other parties thereto (the “Business Combination Agreement”) and (iii) 112,978 shares of Class A Common Stock issuable on the conversion of warrants held by the Reporting Persons.

(2) As of April 27, 2020 based on 312,451,027 shares of Class A Common Stock of the Issuer that were outstanding following the consummation of the transactions contemplated by the Business Combination Agreement, including the merger of DEAC Merger Sub Inc., a wholly-owned subsidiary of the Issuer, and Old DraftKings. The amount of shares outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger.

CUSIP No. 26142R104

1	NAMES OF REPORTING PERSONS
TFCF America, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
18,718,527(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
18,718,527(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,718,527(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

______________________
(1)  Represents (i) 18,433,689 shares of Class A Common Stock held by the Reporting Persons, (ii) 171,860 shares of Class A Common Stock issuable to the Reporting Persons upon the achievement of certain earnout conditions set forth in the Business Combination Agreement, dated as of December 22, 2019 (as amended on April 7, 2020), by and among the Issuer (formerly known as Diamond Eagle Acquisition Corp.), DraftKings, Inc. (“Old DraftKings”) and the other parties thereto (the “Business Combination Agreement”) and (iii) 112,978 shares of Class A Common Stock issuable on the conversion of warrants held by the Reporting Persons.

(2) As of April 27, 2020 based on 312,451,027 shares of Class A Common Stock of the Issuer that were outstanding following the consummation of the transactions contemplated by the Business Combination Agreement, including the merger of DEAC Merger Sub Inc., a wholly-owned subsidiary of the Issuer, and Old DraftKings. The amount of shares outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger.

CUSIP No. 26142R104

1	NAMES OF REPORTING PERSONS
TFCF Sports Enterprises LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
18,718,527(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
18,718,527(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,718,527(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

______________________
(1)  Represents (i) 18,433,689 shares of Class A Common Stock held by the Reporting Persons, (ii) 171,860 shares of Class A Common Stock issuable to the Reporting Persons upon the achievement of certain earnout conditions set forth in the Business Combination Agreement, dated as of December 22, 2019 (as amended on April 7, 2020), by and among the Issuer (formerly known as Diamond Eagle Acquisition Corp.), DraftKings, Inc. (“Old DraftKings”) and the other parties thereto (the “Business Combination Agreement”) and (iii) 112,978 shares of Class A Common Stock issuable on the conversion of warrants held by the Reporting Persons.

(2) As of April 27, 2020 based on 312,451,027 shares of Class A Common Stock of the Issuer that were outstanding following the consummation of the transactions contemplated by the Business Combination Agreement, including the merger of DEAC Merger Sub Inc., a wholly-owned subsidiary of the Issuer, and Old DraftKings. The amount of shares outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger.

Item 1(a).	Name of Issuer: DraftKings Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 222 Berkeley Street, 5th Floor, Boston, MA, 02116

Item 2(a).
Name of Person Filing:

The Walt Disney Company
TWDC Enterprises 18 Corp.
Disney Enterprises, Inc.
TFCF Corporation
TFCF America, Inc.
TFCF Sports Enterprises LLC

TFCF Sports Enterprises LLC is the direct holder of the shares of Class A Common Stock reflected in this Schedule 13G.  TFCF Sports Enterprises LLC is a wholly owned subsidiary of TFCF America, Inc., which is a wholly owned subsidiary of TFCF Corporation, which is a wholly owned subsidiary of Disney Enterprises, Inc., which is a wholly owned subsidiary of TWDC Enterprises 18 Corp., which is a wholly owned subsidiary of The Walt Disney Company.

Item 2(b).
Address of Principal Business Office or, if none, Residence:

The Walt Disney Company - 500 South Buena Vista Street; Burbank, California 91521
TWDC Enterprises 18 Corp. - 500 South Buena Vista Street; Burbank, California 91521
Disney Enterprises, Inc. - 500 South Buena Vista Street; Burbank, California 91521
TFCF Corporation - 1211 Avenue of the Americas; New York, NY 10036
TFCF America, Inc. - 1211 Avenue of the Americas; New York, NY 10036
TFCF Sports Enterprises LLC - 500 South Buena Vista Street; Burbank, California 91521

Item 2(c).	Citizenship: Each Reporting Person - Delaware

Item 2(d).	Title of Class of Securities: Class A Common Stock, par value $0.0001

Item 2(e).	CUSIP Number: 26142R104

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 18,718,527(1)

(b)	Percent of class: 6.0%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 18,718,527(1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 18,718,527(1)

______________________
(1)  Represents (i) 18,433,689 shares of Class A Common Stock held by the Reporting Persons, (ii) 171,860 shares of Class A Common Stock issuable to the Reporting Persons upon the achievement of certain earnout conditions set forth in the Business Combination Agreement, dated as of December 22, 2019 (as amended on April 7, 2020), by and among the Issuer (formerly known as Diamond Eagle Acquisition Corp.), DraftKings, Inc. (“Old DraftKings”) and the other parties thereto (the “Business Combination Agreement”) and (iii) 112,978 shares of Class A Common Stock issuable on the conversion of warrants held by the Reporting Persons.

(2) As of April 27, 2020 based on 312,451,027 shares of Class A Common Stock of the Issuer that were outstanding following the consummation of the transactions contemplated by the Business Combination Agreement, including the merger of DEAC Merger Sub Inc., a wholly-owned subsidiary of the Issuer, and Old DraftKings. The amount of shares outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2020

The Walt Disney Company

By:	/s/ James Kapenstein
	Name:	James Kapenstein
	Title:	Associate General Counsel

TWDC Enterprises 18 Corp.

By:	/s/ James Kapenstein
	Name:	James Kapenstein
	Title:	Senior Vice President

Disney Enterprises, Inc.

By:	/s/ James Kapenstein
	Name:	James Kapenstein
	Title:	Vice President

TFCF Corporation

By:	/s/ James Kapenstein
	Name:	James Kapenstein
	Title:	Senior Vice President

TFCF America, Inc.

By:	/s/ James Kapenstein
	Name:	James Kapenstein
	Title:	President

TFCF Sports Enterprises LLC

By:	/s/ Michael Heimbach
	Name:	Michael Heimbach
	Title:	Manager